Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Churchill Capital Corp II (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-232057) of our report dated May 3, 2019 (except for Note 8 as to which the date is June 10, 2019), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Churchill Capital Corp II as of May 1, 2019 and for the for period from April 11, 2019 (inception) through May 1, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

June 24, 2019